OSISKO REPORTS STRONG THIRD QUARTER 2021 RESULTS

Record operating cash flows from the royalties and streams segment of $44.1 million
Strong cash margin of $46.5 million

Montréal, November 9, 2021 - Osisko Gold Royalties Ltd (the "Company" or "Osisko") (OR: TSX & NYSE) today announced its consolidated financial results for the third quarter of 2021. Amounts presented are in Canadian dollars, except where otherwise noted.

Financial Highlights

  Earned 20,032 GEOs1 (Q3 2020 -16,739 GEOs)

  Record revenues from royalties and streams of $50.0 million (Q3 2020 - $41.2 million)

  Cash margin4 of 93% from royalty and stream interests (Q3 2020 - 96%); 97% excluding the Renard diamond stream

  Consolidated cash flows from operating activities of $41.1 million (Q3 2020 - $36.1 million)

    Record operating cash flows from the royalties and streams segment2 of $44.1 million (Q3 2020 - $37.3 million)
    Operating cash flows from the mining exploration and development segment3 (i.e. Osisko Development Corp. - TSX-V:ODV) of ($3.0) million (Q3 2020 - ($1.2) million)

  Net earnings attributable to Osisko's shareholders of $1.8 million, or $0.01 per basic share (Q3 2020 -$12.5 million, or $0.08 per basic share), as a result of impairment charges of $33.3 million recorded by Osisko Development Corp. ("Osisko Development") on its mining assets

  Adjusted earnings5 of $17.9 million, or $0.11 per basic share3 (Q3 2020 - $17.5 million, or $0.11 per basic share)

    Adjusted earnings5 from the royalties and streams segment2 of $23.3 million, or $0.14 per basic share5 (Q3 2020 - $18.4 million or $0.11 per basic share)
    Adjusted loss5 from the mining exploration and development segment3 of $5.4 million, or $0.03 per basic share5 (Q3 2020 - $0.9 million or $0.01 per basic share)
  Repurchased 1.7 million common shares for $26.0 million under the normal course issuer bid
  Quarterly dividend of $0.055 per share declared (annualized dividend of $0.22 per share), payable on January 14, 2022 to shareholders of record as of the close of business on December 31, 2021

Sandeep Singh, President and CEO of Osisko commented on the activities of the third quarter of 2021: "In the third quarter, our royalty and streaming business continued to generate record revenues and operating cash flows led by our core assets. Ramp up at the Eagle gold mine progressed successfully, hitting records for total material mined, ore stacked and gold produced. At Mantos Blancos, we forecast an imminent increase in deliveries as the debottlenecking project concludes. Exploration and development activities at the Malartic underground project are exceeding our expectations. The recent proposed merger between Agnico Eagle and Kirkland Lake also unlocks interesting synergy potential for our 2% NSR royalties in the region (including Upper Beaver and Amalgamated Kirkland). Overall, Osisko continues to benefit from meaningful positive catalysts across our portfolio of assets."

Financial Highlights by Operating Segment

(in thousands of dollars, except per share amounts)

As a result of its 75% ownership in Osisko Development, the assets, liabilities, results of operations and cash flows of the Company consolidate the activities of Osisko Development and its subsidiaries. The table below provides some financial highlights per operating segment. More information per operating segment can be found in the consolidated financial statements and management's discussion and analysis for the three months ended September 30, 2021.

	For the three months ended September 30,
	Osisko Gold Royalties (i)		Osisko Development (ii)		Consolidated (vii)
	2021	2020	2021	2020	2021	2020
	$	$	$	$	$	$

Cash (Sept. 30, 2021 and Dec. 31, 2020) (iii)	79,794	105,097	72,151	197,427	151,945	302,524

Three months ended September 30,
Revenues	50,035	55,707	3,906	-	50,035	55,707
Cash margin (iv)	46,528	40,471	-	-	46,528	40,471
Gross profit	33,795	30,086	-	-	33,795	30,086
Operating expenses (G&A, bus. dev and exploration)	(5,428)	(6,716)	(7,200)	(1,183)	(12,628)	(7,899)
Net earnings (loss)	25,593	12,759	(31,745)	(245)	(6,152)	12,514
Net earnings (loss) attributable to Osisko's shareholders	25,593	12,759	(23,798)	(245)	1,795	12,514
Net earnings (loss) attributable to Osisko's shareholders per share (v)	0.15	0.08	(0.14)	(0.00)	0.01	0.08
Adjusted net earnings (loss) (vi)	23,281	18,415	(5,372)	(886)	17,909	17,529
Adjusted net earnings (loss) per basic share (vi)	0.14	0.11	(0.03)	(0.01)	0.11	0.11

Cash flows from operating activities (vii)
Before working capital items	39,849	32,403	(5,962)	(706)	33,887	31,697
Working capital items	4,231	4,923	2,965	(497)	7,196	4,426
After working capital items	44,080	37,326	(2,997)	(1,203)	41,083	36,123
Cash flows from investing activities (vii)	(40,837)	(62,990)	(69,154)	(11,176)	(109,991)	(74,166)
Cash flows from financing activities	(35,288)	(299)	(1,588)	(408)	(36,876)	(707)

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interests segment.

(ii) Osisko Development Corp. and its subsidiaries (carve-out of the mining activities of Osisko Gold Royalties prior to the reverse take-over transaction completed on November 25, 2020 and creating Osisko Development). Represents the exploration, evaluation and development of mining projects segment.

(iii) As at September 30, 2021 and December 30, 2020.

(iv) Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. Please refer to the Overview of Financial Results section of this MD&A for a reconciliation of the cash margin per interest.

(v) Attributable to Osisko Gold Royalties Ltd's shareholders.

(vi) Adjusted earnings (loss) and adjusted earnings (loss) per basic share are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

(vii) Consolidated results are net of the intersegment transactions and adjustments related to the accounting policies. Refer to the Segment Disclosure section of this MD&A.

Other Highlights

  Acquired a 2.75% NSR royalty on the Tocantinzinho gold project ("Tocantinzinho") for cash consideration of US$10 million ($12.6 million). The operator of Tocantinzinho has a one-time buy-down option in relation to the royalty. At the time of project construction, the operator may make a payment of US$5.5 million to reduce the royalty percentage by 2% resulting in a royalty of 0.75%. Pursuant to a pre-existing agreement, the buy-down payment is payable to the original royalty owners.
  Increased the amount available under the revolving credit facility by $150.0 million to $550.0 million, with an additional uncommitted accordion of up to $100.0 million (for a total availability of up to $650.0 million). The maturity date of the facility was extended to July 30, 2025, which can be extended annually.
  Declared a quarterly dividend of $0.055 per common share payable on October 15, 2021 to shareholders of record as of the close of business on September 30, 2021, a dividend increase of 10%.
  Concluded, on October 27, 2021, a transaction with Barrick TZ Limited, a subsidiary of Barrick Gold Corporation ("Barrick"), to acquire royalties for total cash consideration of US$11.8 million, including a 2% NSR royalty on the AfriOre and Gold Rim licenses comprising the West Kenya project operated by Shanta Gold Limited, a 1% NSR royalty on the Frontier project operated by Metalor SA, a private company, and a 1% NSR royalty on the Central Houndé project operated by Thor Explorations Ltd.

Osisko Development Update

Cariboo Gold Project

Osisko Development has drilled approximately 150,000 metres, of its planned 200,000 metre 2021 program, to expand and delineate the known and new vein corridors and deposits of the Cariboo gold project. Management of Osisko Development believes that it has completed sufficient drilling for a mineral resource update to be used towards a feasibility study in the first half of 2022. Exploration during the quarter was focused on the expansion of the Lowhee Zone and further delineation of the Valley, Mosquito and Shaft deposits. The Cow Mountain Underground Bulk Sample Permit was received in July 2021 and bulk sample activities are anticipated in 2022 now that the underground portal is complete.

Bonanza Ledge Phase II Project

Osisko Development started mining operations at its Bonanza Ledge Phase II project in the first quarter of 2021. The project is a small scale and short life operation, which allows Osisko Development to facilitate (i) opportunities for managing historical reclamation obligations inherited by the company, (ii) hands on training and commissioning of the company's mining and processing complex for the Cariboo gold project and (iii) maintain the economic and social benefits for the First Nations partners and communities.

In the third quarter of 2021, Osisko Development incurred an impairment charge of $22.4 million on the Bonanza Ledge Phase II project, triggered by continuing operational challenges leading to lower production and revenues than originally planned.

San Antonio Gold Project

Approximately 11,800 metres of infill drilling was completed during the third quarter at the San Antonio gold project in Sonora, Mexico, and 22,724 meters year-to-date. First drill results from the project are pending. Osisko Development is planning to commence processing, via heap leach, of the 1.1 million tonne stockpile in November. Permitting for production, via heap leach, of the Sapuchi oxide mineralization is also on schedule and granting of the permit is anticipated in the first half of 2022.

The stockpile inventory was revalued at its net recoverable amount during the third quarter following a decrease in the gold price and an increase in the expected processing and transportation costs, resulting in an impairment charge of $11.0 million.

For additional information on the Osisko Development activities, please refer to the press releases and other documents filed on Sedar (www.sedar.com) under Osisko Development's profile and on its website (www.osiskodev.com).

Q3 2021 Results and Conference Call Details

Conference Call:	Wednesday, November 10, 2021 at 10:00 am EST
Dial-in Numbers:	North American Toll-Free: 1 (888) 550-4423 Local and International: 1 (438) 801-4067
Replay (available until December 10, 2021 at 11:59 pm EST):	North American Toll-Free: 1 (800) 770-2030 Local and International: 1 (647) 362-9199 Access code: 1981388
Replay also available on our website at www.osiskogr.com

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 160 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko's head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Heather Taylor

Vice President, Investor Relations

Tel. (514) 940-0670 x105

htaylor@osiskogr.com

Notes:

(1) Gold equivalent ounces ("GEOs") are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements has been converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Gold(1)	$1,790	$1,909	$1,800	$1,735
Silver(2)	$24	$24	$26	$19

Exchange rate (US$/Can$)(3)	1.2600	1.3321	1.2514	1.3541

(1) The London Bullion Market Association's pm price in U.S. dollars.

(2) The London Bullion Market Association's price in U.S. dollars.

(3) Bank of Canada daily rate.

(2) The royalties and streams segment refers to the royalty, stream and other interests segment, which corresponds to the activities of Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(3) The mining exploration and development segment refers to the mining exploration, evaluation and development segment, which corresponds to the activities of Osisko Development Corp. and its subsidiaries.

(4) Cash margin, which represents revenues less cost of sales, is a non-IFRS measure. The Company believes that this non-IFRS generally-accepted industry measure provides a realistic indication of operating performance and provides a useful comparison with its peers. The following table reconciles the cash margin to the revenues and cost of sales presented in the consolidated statements of income (loss) and related notes (in thousands of Canadian dollars):

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Revenues	50,035	55,707	174,204	149,070
Less: Revenues from offtake interests	-	(14,464)	(25,265)	(41,260)
Revenues from royalty and stream interests	50,035	41,243	148,939	107,810

Cost of sales	(3,507)	(15,236)	(34,000)	(45,464)
Less: Cost of sales of offtake interests	-	13,738	24,343	39,114
Cost of sales of royalty and stream interests	(3,507)	(1,498)	(9,657)	(6,350)

Revenues from royalty and stream interests	50,035	41,243	148,939	107,810
Less: Cost of sales of royalty and stream interests	(3,507)	(1,498)	(9,657)	(6,350)
Cash margin from royalty and stream interests	46,528	39,745	139,282	101,460
	93%	96%	94%	94%

Revenues from offtake interests	-	14,464	25,265	41,260
Less: Cost of sales of offtake interests	-	(13,738)	(24,343)	(39,114)
Cash margin from offtake interests	-	726	922	2,146
	-	5%	4%	5%

Excluding the Renard diamond stream
Revenues from royalty and stream interests	50,035	41,243	148,939	107,810
Less: Revenues from the Renard diamond stream	(5,529)	-	(13,891)	(4,408)
Revenues from royalty and stream interests, net	44,506	41,243	135,048	103,402

Cost of sales of royalty and stream interests	(3,507)	(1,498)	(9,657)	(6,350)
Less: Cost of sales of the Renard diamond stream	2,090	-	5,642	1,906
Cost of sales of royalty and stream interests, net	(1,417)	(1,498)	(4,015)	(4,444)
Cash margin from royalty and stream interests, excluding the Renard diamond stream	43,089	39,745	131,033	98,958
	97%	96%	97%	96%

(5) The Company has included certain non-IFRS measures including "Adjusted Earnings" and "Adjusted Earnings per basic share" to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

"Adjusted earnings (loss)" is defined as "Net earnings (loss)" adjusted for certain items: "Foreign exchange gain (loss)", "Impairment of assets", including impairment on financial assets and investments in associates, "Gains (losses) on disposal of exploration and evaluation assets", "Unrealized gain (loss) on investments", "Share of loss of associates", "Deferred premium income on flow-through shares", "Deferred income tax expense (recovery)" and other unusual items such as transaction costs.

Adjusted earnings (loss) per basic share is obtained from the "adjusted earnings (loss)" divided by the "Weighted average number of common shares outstanding" for the period.

	For the three months ended September 30,
	2021			2020
	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated
(in thousands of dollars, except per share amounts)	$	$	$	$	$	$

Net earnings (loss)	25,593	(31,745)	(6,152)	12,759	(245)	12,514

Adjustments:
Impairment of assets	-	33,320	33,320	1,281	-	1,281
Foreign exchange (gain) loss	322	(993)	(671)	391	-	391
Unrealized loss (gain) on investments	(11,202)	456	(10,746)	(459)	(849)	(1,308)
Share of loss of associates	627	145	772	551	209	760
Deferred premium income on flow-through shares	-	(2,602)	(2,602)	-	-	-
Deferred income tax expense (recovery)	7,941	(3,953)	3,988	3,616	(1)	3,615
Transaction costs (RTO transaction)	-	-	-	276	-	276

Adjusted earnings (loss)	23,281	(5,372)	17,909	18,415	(886)	17,529

Weighted average number of common shares outstanding (000's)	167,924	167,924	167,924	166,110	166,110	166,110

Adjusted earnings (loss) per basic share	0.14	(0.03)	0.11	0.11	(0.01)	0.11

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interests segment.

(ii) Osisko Development Corp. and its subsidiaries. Represents the mining exploration, evaluation and development segment.

	For the nine months ended September 30,
	2021			2020
	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated
(in thousands of dollars, except per share amounts)	$	$	$	$	$	$

Net earnings (loss)	55,397	(76,849)	(21,452)	12,545	(301)	12,244

Adjustments:
Impairment assets	4,400	73,799	78,199	31,604	-	31,604
Foreign exchange (gain) loss	182	542	724	(1,166)	-	(1,166)
Unrealized loss (gain) on investments	(8,260)	(841)	(9,101)	(11,041)	(4,499)	(15,540)
Share of loss of associates	1,363	1,302	2,665	2,336	1,598	3,934
Deferred premium income on flow-through shares	-	(5,869)	(5,869)	-	-	-
Deferred income tax expense (recovery)	17,515	(6,694)	10,821	1,158	432	1,590
Transaction costs (RTO transaction)	-	-	-	276	-	276

Adjusted earnings (loss)	70,597	(14,610)	55,987	35,712	(2,770)	32,942

Weighted average number of common shares outstanding (000's)	167,786	167,786	167,786	162,321	162,321	162,321

Adjusted earnings (loss) per basic share	0.42	(0.09)	0.33	0.22	(0.02)	0.20

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interests segment.

(ii) Osisko Development Corp. and its subsidiaries (carve-out of the mining activities of Osisko Gold Royalties prior to the reverse take-over transaction completed on November 25, 2020 and creating Osisko Development). Represents the mining exploration, evaluation and development segment.

Forward-looking Statements

This news release contains forward-looking information and forward-looking statements (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management's expectations regarding Osisko's growth, results of operations, estimated future revenue, requirements for additional capital, production estimates, production costs and revenue, business prospects and opportunities are forward-looking statements. In addition, statements relating to gold equivalent ounces ("GEOs"), especially as they relate to production guidance for 2021, are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the GEOs will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "is expected" "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations of such words and phrases), or may be identified by statements to the effect that certain actions, events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, including exploration results from other properties over which Osisko holds an interest, Osisko's ability to seize future opportunities including as a result of its increased financial flexibility and the ability of Osisko Development to achieve the objective of its 2021 exploration and delineation program to successfully expand and delineate the known and new vein corridors and deposit at the Cariboo gold project, and the successful performance of regional greenfield exploration work along the Burns, Yanks and Shaft deposits, the timely development of the Cariboo gold project and timely completion of the related feasibility study, the achievement of the goals pursued by Osisko Development in mining the Bonanza Ledge Phase 2 deposit. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results deriving from Osisko's royalties, streams and other interests to differ materially from those in forward-looking statements include, without limitation: the uncertainties related to the COVID-19 impacts, the influence of political or economic factors including fluctuations in the prices of the commodities and in value of the Canadian dollar relative to the U.S. dollar, continued availability of capital and financing and general economic, market or business conditions; regulations and regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; whether or not Osisko is determined to have "passive foreign investment company" ("PFIC") status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatments of offshore streams or other interests, litigation, title, permit or license disputes; risks and hazards associated with the business of exploring, development and mining on the properties in which Osisko holds a royalty, stream or other interest including, but not limited to development, permitting, infrastructure, operating or technical difficulties, unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, rate, grade and timing of production differences from mineral resource estimates or production forecasts or other uninsured risks; risk related to business opportunities that become available to, or are pursued by Osisko and exercise of third party rights affecting proposed investments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Osisko's ongoing income and assets relating to the determination of its PFIC status, no material changes to existing tax treatments; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko cannot assure investors that actual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko's expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Osisko Gold Royalties Ltd Consolidated Balance Sheets
(tabular amounts expressed in thousands of Canadian dollars)

	September 30,	December 31,
	2021	2020
	$	$

Assets

Current assets

Cash	151,945	302,524
Short-term investments	-	3,501
Amounts receivable	16,038	12,894
Inventories	19,172	10,025
Other assets	2,608	6,244
	189,763	335,188

Non-current assets

Investments in associates	126,035	119,219
Other investments	165,485	157,514
Royalty, stream and other interests	1,147,153	1,116,128
Mining interests and plant and equipment	590,989	489,512
Exploration and evaluation	45,875	42,519
Goodwill	111,204	111,204
Other assets	13,821	25,820
	2,390,325	2,397,104

Liabilities

Current liabilities

Accounts payable and accrued liabilities	46,700	46,889
Dividends payable	9,160	8,358
Provisions and other liabilities	15,956	4,431
Current portion of long-term debt	-	49,867
	71,816	109,545

Non-current liabilities

Provisions and other liabilities	39,934	41,536
Long-term debt	405,306	350,562
Deferred income taxes	61,669	54,429
	578,725	556,072

Equity

Share capital	1,779,565	1,776,629
Warrants	18,072	18,072
Contributed surplus	41,041	41,570
Equity component of convertible debentures	14,510	17,601
Accumulated other comprehensive income	60,181	48,951
Deficit	(260,637)	(174,458)
Equity attributable to Osisko Gold Royalties Ltd's shareholders	1,652,732	1,728,365
Non-controlling interests	158,868	112,667
Total equity	1,811,600	1,841,032
	2,390,325	2,397,104

Osisko Gold Royalties Ltd Consolidated Statements of Income (Loss) For the three and nine months ended September 30, 2021 and 2020
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Revenues	50,035	55,707	174,204	149,070

Cost of sales	(3,507)	(15,236)	(34,000)	(45,464)
Depletion of royalty, stream and other interests	(12,733)	(9,665)	(36,097)	(32,057)
Gross profit	33,795	30,806	104,107	71,549

Other operating expenses
General and administrative	(11,359)	(5,957)	(30,436)	(18,059)
Business development	(933)	(1,910)	(3,038)	(4,682)
Exploration and evaluation	(336)	(32)	(1,516)	(108)
Impairments - royalty, stream and other interests	-	-	(2,288)	(26,300)
Impairments - mining exploration, evaluation and development	(33,320)	-	(73,799)	-
Operating (loss) income	(12,153)	22,907	(6,970)	22,400
Interest income	1,268	1,327	3,926	3,523
Finance costs	(6,269)	(6,440)	(18,296)	(19,938)
Foreign exchange gain (loss)	798	(419)	(737)	1,299
Share of loss of associates	(772)	(760)	(2,665)	(3,934)
Other gains, net	15,296	27	15,015	11,462
(Loss) earnings before income taxes	(1,832)	16,642	(9,727)	14,812
Income tax expense	(4,320)	(4,128)	(11,725)	(2,568)
Net (loss) earnings	(6,152)	12,514	(21,452)	12,244

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders	1,795	12,514	(2,370)	12,244
Non-controlling interests	(7,947)	-	(19,082)	-

Net earnings per share
Basic and diluted	0.01	0.08	(0.01)	0.08

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three and nine months ended September 30, 2021 and 2020
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Operating activities
Net (loss) earnings	(6,152)	12,514	(21,452)	12,244
Adjustments for:
Share-based compensation	3,845	2,567	9,235	6,932
Depletion and amortization	12,918	9,954	36,973	33,067
Impairment of assets	33,320	1,281	78,199	31,604
Finance costs	2,058	1,888	5,613	6,638
Share of loss of associates	772	760	2,665	3,934
Net gain on acquisition of investments	(6,989)	(982)	(7,638)	(3,827)
Change in fair value of financial assets at fair value through profit and loss	(3,757)	(326)	(72)	(1,332)
Net gain on dilution of investments	-	-	(1,391)	(10,381)
Net gain on disposal of investments	-	-	-	(1,226)
Foreign exchange loss (gain)	(671)	391	724	(1,166)
Flow-through shares premium income	(2,602)	-	(5,869)	-
Deferred income tax expense (recovery)	3,988	3,615	10,821	1,590
Others	(2,843)	35	(2,351)	110
Net cash flows provided by operating activities before changes in non-cash working capital items	33,887	31,697	105,457	78,187
Changes in non-cash working capital items	7,196	4,426	(12,133)	(2,842)
Net cash flows provided by operating activities	41,083	36,123	93,324	75,345

Investing activities
Net disposal of short-term investments	3,408	(519)	3,408	(1,588)
Acquisition of investments	(28,328)	(8,401)	(42,165)	(42,344)
Proceeds on disposal of investments	-	7,163	28,109	10,600
Acquisition of the San Antonio gold project	-	(48,708)	-	(48,708)
Acquisition of royalty and stream interests	(25,836)	(12,512)	(68,713)	(36,879)
Mining assets and plant and equipment	(54,865)	(16,072)	(144,516)	(42,487)
Exploration and evaluation expenses, net	(4,307)	(85)	(5,470)	(201)
Restricted cash	-	4,762	-	4,762
Others	(63)	206	(264)	357
Net cash flows used in investing activities	(109,991)	(74,166)	(229,611)	(156,488)

Financing activities
Private placement of common shares	-	-	-	85,000
Increase in long-term debt	-	-	50,000	71,660
Repayment of long-term debt	-	-	(50,000)	-
Investments from minority shareholders	-	-	38,841	-
Share issue expenses from investments from minority shareholders	-	-	(2,581)	-
Exercise of share options and shares issued under the share purchase plan	87	6,249	13,194	7,382
Normal course issuer bid purchase of common shares	(26,037)	-	(30,501)	(3,933)
Dividends paid	(8,049)	(6,882)	(23,745)	(21,063)
Capital payments on lease liabilities	(1,798)	(201)	(4,578)	(594)
Withholding taxes on settlement of restricted and deferred share units	-	-	(3,582)	(2,094)
Others	(1,079)	127	(1,082)	(152)
Net cash flows (used in) provided by financing activities	(36,876)	(707)	(14,034)	136,206

(Decrease) increase in cash before effects of exchange rate changes on cash	(105,784)	(38,750)	(150,321)	55,063
Effects of exchange rate changes on cash	2,766	(2,516)	(258)	(2,581)
(Decrease) increase in cash	(103,018)	(41,266)	(150,579)	52,482
Cash - beginning of period	254,963	201,971	302,524	108,223
Cash - end of period	151,945	160,705	151,945	160,705